UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Arch Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Miller 215-665-6137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP, Chief Administrative Officer

Title

Safiatou Dagnoko

Notary Public

Commonwealth of Pennsylvania - Notary Seal
SAFIATOU DAGNOKO, Notary Public
Philadelphia County
My Commission Expires February 4, 2023
Commission Number 1345600

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC

Consolidated Statement of Financial Condition and Supplemental Information
with Report of Independent Registered Public Accounting Firm

December 31, 2020

Janney Montgomery Scott LLC

Consolidated Statement of Financial Condition
and Supplemental Information

December 31, 2020

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Janney Montgomery Scott LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Janney Montgomery Scott LLC and its subsidiaries (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statement as a whole.

PricewaterhouseCoopers LLP

February 23, 2021

We have served as the Company's auditor since 2004.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330 3300, www.pwc.com/us

Janney Montgomery Scott LLC
Consolidated Statement of Financial Condition
December 31, 2020

Assets:		
Cash and cash equivalents	$	108,210,151
Segregated cash		24,917,076
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		2,082,018,874
Securities failed to deliver		2,833,715
Clearing organizations		11,556,531
Receivable from customers (net of allowance for doubtful accounts)		587,055,053
Receivable from non-customer		264,948
Right-of-use assets		88,403,748
Securities owned		173,756,776
Investments in partnerships		5,069,129
Furniture, equipment and leasehold improvements (net of accumulated depreciation and grant contra assets)		31,393,312
Intangible assets (net of accumulated amortization)		4,831,466
Goodwill		77,918,735
Corporate owned life insurance ("COLI")		147,243,724
Employee loans and advances (net of reserve)		205,605,344
Deferred tax asset, net		27,069,436
Mutual fund commissions receivable		5,471,154
Deposits with clearing organizations and others		16,749,604
Other assets		35,649,506
Total assets	$	3,636,018,282
Liabilities and equity:		
Short-term bank loans	$	28,561,350
Payable to brokers, dealers and clearing organizations:		
Securities loaned		2,351,084,450
Clearing organizations		5,290,104
Securities failed to receive		1,644,835
Lease liabilities		107,917,741
Payable to customers		217,980,573
Securities sold, not yet purchased		49,471,509
Accrued compensation		251,201,759
Other liabilities		58,288,080
		3,071,440,401
Liabilities subordinated to the claims of general creditors		410,000,000
Member's equity		148,465,518
Accumulated other comprehensive income		6,112,363
Total liabilities and member's equity	$	3,636,018,282

See Accompanying Notes

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission ("SEC"), a registered introducing broker with the U.S. Commodities and Futures Trading Commission ("CFTC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Industry Protection Corporation ("SIPC") and a member of the National Futures Association ("NFA"). The Company engages in a broad range of activities in the private wealth management, equity, and fixed income capital markets. The Company is a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). Janney Capital Management and Janney Trust Company LLC are wholly owned subsidiaries of the Company and consolidated for financial statement purposes.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the Consolidated Statement of Financial Condition is in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Principles of Consolidation

The Consolidated Statement of Financial Condition includes the Company and its controlled subsidiaries. All significant inter-company transactions and balances among the consolidated entities have been eliminated.

Change in Accounting Principle

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments* ("ASU 326"). ASU 326 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the allowance for credit losses to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates. The guidance involves several aspects of the accounting for credit losses related to certain financial instruments, including assets measured at amortized cost. The company implemented ASU 326 on January 1, 2020 with a cumulative effect reduction to the opening retained earnings of $1,200,000.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include deposits held at financial institutions, which are available for the Company's use with no restrictions, with original maturities of 90 days or less. At December 31, 2020 the Company did not have any cash equivalents.

Segregated Cash

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. At December 31, 2020, the Company did not have a requirement to segregate cash in a special reserve account for the benefit of customers.

The Company conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. At December 31, 2020, the Company held cash collateral of $24,917,076 in a segregated account for the exclusive benefit of customers of this program.

Securities Transactions

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. The Company considers these receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments.

Securities owned and securities sold, not yet purchased are valued at quoted market prices except for certain fixed income instruments whose fair value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair value. Firm inventory positions are not typically held for more than thirty days.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit 102% of the contract value with cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral of 102% of the contract value in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary. At December 31, 2020, the Company had securities borrowed of $2,082,018,874 and securities loaned of $2,351,084,450, which were collateralized by securities of $2,016,747,993 and $2,287,214,889 respectively.

2. Summary of Significant Accounting Policies (continued)

Repurchase Agreements

Repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. At December 31, 2020, the Company had no open repurchase agreements.

Financial Instruments

The Company's financial instruments are measured at fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, government and agency obligations, and municipal debt securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and are used in situations where there is, little if any, market activity for the asset or liability. This category includes auction rate securities, and certain equity and fixed income securities not actively traded.

Valuation Techniques

The Company generally utilizes third-party pricing services to value investment securities. The Company reviews the methodologies and assumptions used by the third-party pricing services and evaluates the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on third-party market data. As a result of the review, the Company may occasionally adjust certain values provided by the third-party pricing service when the adjusted price most appropriately reflects the fair value of the particular security.

2. Summary of Significant Accounting Policies (continued)

Equity securities (corporate stocks): All equity securities that are publically traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Equity securities which are not actively traded, but which are priced based on similar assets traded in active markets are given a Level 2 rating. All equity securities that are not actively traded and are valued with unobservable inputs significant to the measurement are classified as Level 3.

Corporate obligations: Corporate obligations which are priced based on similar assets traded in active markets or other observable inputs are given a Level 2 rating.

Government and agency obligations: The fair values of government and agency obligations are based on observable market data and are therefore classified as Level 2 securities.

Municipal obligations: Municipal obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonableness, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the valuation to management's observations of those inputs in the market.

Contingent payment arrangements: Contingent payment arrangements relate to contingent payment liabilities associated with various acquisitions and are included in other liabilities in the Consolidated Statement of Financial Condition. Annually, the Company estimates the fair value of the contingent consideration expected to be paid using Monte Carlo simulations. These estimates include significant unobservable market inputs and are given a Level 3 rating.

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a three to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. The corresponding accrued bonuses of $14,256,898 are included in accrued compensation in the Consolidated Statement of Financial Condition.

Current Expected Credit Losses

The Company assessed the current expected credit loss for assets in scope of ASU 326 below:

Receivables from clients: Receivables from clients is primarily composed of margin loan balances. The value of the securities owned by clients and held as collateral for these receivables is not reflected in the consolidated financial statement and the collateral was not repledged or sold as of December 31, 2020. The Company considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments.

2. Summary of Significant Accounting Policies (continued)

To estimate expected credit losses on margin loans, the Company applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of the collateral at the reporting date. Margin loans are limited to a percentage of the total value of the securities held in the client's account against those loans. The Company requires, in the event of a decline in the market value of the securities in a margin account, the client to deposit additional securities or cash so that, at all times, the value of the securities in the account, at a minimum, cover the loan to the client. As such, the Company reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the amortized cost bases of the margin loans and, as a result, we consider the credit risk associated with these receivables to be minimal. In circumstances when a loan becomes under-collateralized and the client fails to deposit additional securities or cash, we reserve the right to liquidate the account and therefore the expected credit loss for those loans was zero as of December 31, 2020.

Receivables from revenue contracts with customers: The majority of our revenue receivables are from investment advisory fees, and distribution revenues, that are typically paid out of the client accounts or third-party products consisting of cash and securities. Due to the size of the fees in relation to the value of the cash and securities in accounts or funds, the collateral value always exceeds the amortized cost basis of the receivables, resulting in a remote risk of loss. In addition, the receivables have a short duration, generally due within 30 to 90 days, and there is no historical evidence of market declines that would cause the fair value of the underlying collateral to decline below the amortized cost of the receivables.

The Company considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being under collateralized or unpaid. The expected credit loss for receivables from revenue contracts with customers was zero as of December 31, 2020.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are reported as collateralized financing and are carried at cost within the Consolidated Statement of Financial Condition. The fair value of the underlying collateral, must equal or exceed 102% of the carrying amount of the transaction. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate. As of December 31, 2020, there is no allowance provision required for the collateral advanced.

Broker notes: As discussed above, employee loans are primarily comprised of loans provided to certain key revenue producing financial advisors, primarily for recruiting, transitional cost assistance, and retention purposes. These loans meet the definition of a financial asset at amortized cost, as the employer has to have the right to receive payment for the loan from the employee, including in circumstances where employment is terminated. The Company is exposed to a loss if the employee terminates with an outstanding balance and is not able to repay. The Company developed an estimate of potential credit losses for active broker notes based upon historical information, current conditions, and reasonable and supportable forecasts. As a result, employee loans of $205,605,344 are net of current expected credit losses of $1,750,505 in the Consolidated Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Taxes

For income tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a benefits for loss basis and makes the required tax payments to Penn Mutual.

Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company accounts for income taxes according to ASC 740, *Income Taxes*.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Company, as a disregarded entity for federal tax purposes, has limited state income tax liability.

Investments in Partnerships

The Company invests in limited partnerships and limited liability companies which, in accordance with ASC 810, *Consolidation*, do not meet the requirements for consolidation. Within these investments are two interests in limited partnerships (the "LPs") in which the Company has a significant interest but is not the primary beneficiary under ASC 810. The Company's determination of the primary beneficiary for each of the LPs for which it has a significant interest requires judgment based on all relevant facts and circumstances, including the following: (1) our risk of loss is limited to our investment in the LPs, and (2) the Company does not have controlling interest or any management input into the operations of the LPs. The LPs were organized in February 2000 and November 2005 for the purpose of investing in start-up entities with the goal of capital appreciation.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on leasehold improvements is recorded on a straight-line basis over the length of the lease. Furniture, equipment, and leasehold improvements, net consist of the following at December 31, 2020:

		Useful Life
Furniture and equipment	55,608,143	3-7 Years
Leasehold improvements	61,588,103	1-16 Years
Grant contra asset	(10,510,000)	3-16 Years
	$ 106,686,246	
Less: Accumulated depreciation	(75,292,934)	
Furniture, equipment and leasehold improvements, net	$ 31,393,312	

Grant Agreement

In 2012 the Company received grants from the Commonwealth of Pennsylvania under the Redevelopment Authority Capital Program ("RACP") and Opportunity Grant Program. The grants allow for reimbursement of eligible capital expenditures after demonstrating compliance with special conditions of the program, which include, but are not limited to, requesting bids, usage of domestic steel in manufacturing, and providing union payrolls. Under the Opportunity Grant Program, the Grant was awarded based on the Company meeting certain future contingencies which include headcount growth, minimum private investment, and the Company remaining at the project site for a minimum of five years. The State retains the right to pursue repayment of the grants, or withhold reimbursement of funds if the special conditions are not met. The Company has no future liability associated with the grant agreement.

The Company is following the guidance from International Accounting Standard ("IAS") No. 20, *Accounting for Government Grants and Disclosure of Government Assistance*, to account for the grant funds. The funds received from the grant are recorded to the Consolidated Statement of Financial Condition under "Furniture, equipment, and leasehold improvements at cost" as contra assets, so that they are matched on the Consolidated Statement of Financial Condition as an offset to the specific assets for which the Company received reimbursement. As of December 31, 2020, the Company had $4,594,008 in deferred grant revenue recorded as contra assets in the Consolidated Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Leases

The Company leases office space under operating leases and determines if an arrangement is an operating or finance lease at inception. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right-of-use ("ROU") asset and lease liability at the commencement date of the lease. ROU assets and lease liabilities will be initially measured as the present value of the sum of the remaining minimum lease payments utilizing an incremental borrowing rate determined in accordance with ASC 842. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses the applicable federal rates. The implicit rates of our leases are not readily determinable and accordingly, we use the applicable federal rates as posted by the IRS on a monthly basis. Our lease terms may include options to extend or terminate the lease. The ROU assets and lease liabilities are adjusted when a new lease or amendment is signed.

Derivative Financial Instruments

The Company maintains a deferred award program for its financial advisors in which awards are granted based on prior year gross production as discussed in Note 12. These awards cliff vest over five or seven year periods. Financial advisors must be present at the time of vesting to be paid the award. The Company allows the financial advisors to select from a menu of investment options upon which the applicable cumulative investment gains or losses will be paid at the time of full vesting. Beginning with the award granted in 2013, the Company, in order to hedge its market risk associated with these elections, uses total return swaps designated as cash flow hedges under ASC 815, *Derivatives and Hedging*, in order to provide the market returns and match the appropriate gains/losses on the hedges to the associated compensation liability. Net cash settlements are passed between the parties on a monthly basis and then reestablished each month based on the current market value and any cumulative changes in the underlying elections by the financial advisors.

Cash collateral is posted throughout the month on any market movements in excess of $100,000. Collateral of $3,600,000 was exchanged between the parties to satisfy any margin requirements as of December 31, 2020. The maximum length of time which the Company is hedging its exposure to the variability in future cash flows is seven years.

At inception, the Company determined that the total return swap met the criteria for hedge accounting. Ongoing effectiveness evaluations are made for the total return swap that is designated and qualifying as a hedge.

The Company enters into US Treasury bond and note futures contracts as part of its fixed income business, to manage interest rate risk associated with its municipal bond inventory. These positions are executed directly with another financial institution, which requires the Company to maintain a minimum margin with the institution. Variation margin and intra-day margin may also be required if the market moves against the underlying positions. As of December 31, 2020, the Company had a net receivable with the counterparty of $2,145,955 recorded in other assets on the Consolidated Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

The following table provides the notional value and fair value of the Company's derivative instruments as of December 31, 2020:

	Number of Contracts	Notional Value	Consolidated Statement of Financial Condition	Receivable/ (Payable) Fair Value
Derivatives designated as hedging instruments:				
Total return swap	49	$ 76,223,066	Other assets	$ 233,016
Derivatives not designated as hedging instruments:				
Treasury futures	6	$ 34,547,984	Other assets	$ 2,145,955

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. Refer to Note 2 for a further discussion on the Company's policies. The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2020.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2020:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Assets				
Securities owned, at fair value				
Equities, ETFs, & options	$ 323,874	$ 1,345,269	$ 101,229	$ 1,770,372
Preferred stock	-	5,463,508	2,086	5,465,594
Corporate bonds	-	19,597,768	6,028	19,603,796
Municipal bonds	-	28,157,377	6,825	28,164,202
Government and agency obligations	-	111,320,558	-	111,320,558
Other investments	-	-	7,432,254	7,432,254
Total assets measured at fair value	**$ 323,874**	**$ 165,884,480**	**$ 7,548,422**	**$ 173,756,776**

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Liabilities				
Equities, ETFs, & options	$ 1,457	$ 1,149,468	$ -	$ 1,150,925
Preferred stock	-	7,716,668	-	7,716,668
Corporate bonds	-	4,019,726	-	4,019,726
Municipal bonds	-	17,280	-	17,280
Government and agency obligations	-	36,523,994	-	36,523,994
Contingent payment arrangements	-	-	6,150,155	6,150,155
Total liabilities measured at fair value	**$ 1,457**	**$ 49,427,136**	**$ 6,150,155**	**$ 55,578,748**

3. Fair Value Measurements (continued)

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2020:

	Equities, ETFs, & options	Preferred stock	Corporate bonds	Municipal bonds	Other investments	Totals
Balance, beginning of period	$ 111,512	$ 2,167	$ 5,879	$ 6,288	$ 6,698,569	6,824,415
Unrealized gains (losses)	3,435	(100)	(35,963)	1,202	725,891	694,465
Realized gains (losses)	(59,948)	(295)	(229)	(666)	-	(61,138)
Purchases	46,342	315	36,342	3	7,794	90,796
Sales	(112)	(1)	(1)	(2)	-	(116)
Balance, End of period	$ 101,229	$ 2,086	$ 6,028	$ 6,825	$ 7,432,254	$ 7,548,422

The following table presents change in carrying value associated with Level 3 financial Instruments carried at fair value, classified as contingent payment arrangements as of December 31, 2020:

Balance, beginning of period	$ 6,597,382
Payments	(447,227)
Balance, end of period	$ 6,150,155

The Company recognizes transfers of assets between Levels at the end of each reporting period. There were no transfers between Level 1, Level 2, or Level 3 for the year ended December 31, 2020.

The following table represents the investments in partnerships measured at fair value based on NAV as a practical expedient as of December 31, 2020:

	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Co-Investment II	$ 4,150,000	$ -	N/A	N/A
JMS Resources	734,804	-	N/A	N/A
Global Medical REIT	184,046	-	N/A	N/A
Draper	279	48,000	N/A	N/A
	$ 5,069,129	$ 48,000		

The following represent financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition:

Short-term financial instruments: The carrying amount of short-term financial instruments, including cash and cash equivalents, segregated cash, and short-term bank loans are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration. These instruments have no stated maturity and carry interest rates that approximate market rates.

3. Fair Value Measurements (continued)

Receivable and other assets: Receivables from customers, broker-dealers, and other operating receivables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

COLI: These financial instruments are carried at cash surrender value of the policies, which approximates fair value.

Employee loans and advances: These financial instruments have a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. At December 31, 2020, the Company estimated fair value of $215,168,392 based on estimated future cash flows and estimated discount rates compared to the carrying value of $205,605,344 on the Consolidated Statement of Financial Condition.

Payables: Payable to customers, broker-dealers, and other payables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

Liabilities subordinated to the claims of general creditors: These financial instruments have a stated maturity with a fixed interest rate. At December 31, 2020, the Company estimated fair value of $700,947,879 based on estimated future cash flows and estimated discount rates compared to the carrying value of $410,000,000 on the Consolidated Statement of Financial Condition.

4. Short-term Bank Loans

The Company borrows from four banks in connection with the securities settlement process and to finance margin loans made to customers. At December 31, 2020, the Company had borrowed $1,000,000 from uncommitted open lines of credit from the four banks. The borrowings were collateralized by customer-owned securities valued at approximately $380,940 and Company owned securities valued at $26,188,219. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The borrowings are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2020, the weighted-average interest rate on these borrowings was approximately 0.60%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $27,561,350, are not collateralized.

5. Subordinated Notes Payable

The subordinated notes payable (the “Notes”) are subordinated to the claims of general creditors. The Notes may only be repaid if the Company remains in compliance with its minimum net capital requirements. The Notes were approved by FINRA and amounts borrowed against the Notes are available in computing net capital under the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”).

5. Subordinated Notes Payable (continued)

Lender	Available Amount	Borrowed Amount	Maturity Date	Interest Rate
Penn Mutual	$ 65,000,000	$ 65,000,000	3/13/2029	7% - 10%
PA Insurance & Annuity Co*	40,000,000	40,000,000	8/19/2031	9%
Penn Mutual	100,000,000	100,000,000	9/15/2036	8%
Penn Mutual	130,000,000	130,000,000	12/21/2038	8%
Penn Mutual	100,000,000	75,000,000	12/21/2038	8%
	$ 435,000,000	$ 410,000,000		

*Pennsylvania Insurance & Annuity Company is a fully owned subsidiary of Penn Mutual

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

The Company pays quarterly distributions equal to 100% of net income, after tax, to the Member. At December 31, 2020, the Company has accrued $10,125,932 for the fourth quarter distribution payable to the Member, which is included in other liabilities in the Consolidated Statement of Financial Condition.

7. Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2020 relate to the following:

Deferred tax assets:	
Employee benefit liabilities	$ 28,428,818
Lease liabilities	22,662,726
Other	1,888,805
Depreciation	70,616
Loss contingencies	12,944
Total deferred tax asset	53,063,909
Deferred tax liabilities:	
Right-of-use assets	(18,564,787)
Firm investments	(5,804,853)
Unrealized gain on cash flow hedge	(1,624,833)
Total deferred tax liability	(25,994,473)
Deferred tax asset, net	$ 27,069,436

7. Taxes (continued)

The Company files a consolidated federal income tax return with its parent, Penn Mutual, and is subject to taxation in the U.S. and various state jurisdictions. Based on the inter-company tax allocation agreements, each subsidiary's tax liability or refund is accrued on a benefits for loss basis. As of December 31, 2020, the Company has a current tax receivable of $616,938 from Penn Mutual.

As of December 31, 2020 no penalties or interest were recognized or accrued. Tax years 2017 and subsequent are subject to audit by the Internal Revenue Service and various state taxing jurisdictions.

8. Net Capital Requirements

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the New York Stock Exchange (“NYSE”). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2020, the Company’s net capital was $181,972,492 which was $169,001,425 in excess of 2% of aggregate debit items, as defined, and the Company’s net capital percentage was 28.06%.

Net assets of JTC of $5,554,597 are included as non-allowable assets in a consolidated computation of the Company’s net capital, because the net assets of the subsidiary are not readily available for the protection of the Company’s customers, broker dealers, and other creditors, as permitted by Rule 15c3-1.

9. Goodwill and Intangible Assets

ASC 350, *Intangibles – Goodwill and Other*, provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. The Company tests for the impairment of goodwill annually, or more frequently when negative conditions or triggering events occur, in accordance with ASC 350.

Under this guidance, a Company is first permitted to assess certain qualitative factors (referred to as “step zero”), and if it is determined, based on this qualitative assessment, to be more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company must perform the quantitative analysis of goodwill impairment test. The Company’s operating activities are considered one reporting unit for the purpose of goodwill impairment testing. Management performed annual impairment testing as of September 30, 2020. Management’s qualitative analysis did not indicate impairment of the goodwill asset. During the year ended December 31, 2020, no impairment charges were recognized.

9. Goodwill and Intangible Assets (continued)

The following table presents our goodwill and net identifiable intangible asset balances as of December 31, 2020:

		Useful Life
Finite Life Intangibles		
Investment banking relationships	$ 4,600,000	5 Years
Client relationships	8,400,000	14-17 Years
Trade name	1,900,000	5 Years
Backlog	1,080,000	2 Years
Noncompete agreements	1,209,000	1-4 Years
	17,189,000	
Accumulated Amortization		
Investment banking relationships	(1,533,333)	
Client relationships	(8,378,751)	
Trade name	(833,339)	
Backlog	(900,000)	
Noncompete agreements	(712,111)	
	(12,357,534)	
Net Finite Life Intangibles	$ 4,831,466	
Goodwill	$ 77,918,735	

10. Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

10. Leases (continued)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

2021	$	22,615,910
2022		19,818,143
2023		15,953,353
2024		13,428,380
2025		12,256,869
Thereafter		28,970,862
Total lease payments		113,043,517
Less: imputed interest		(5,125,776)
Total lease liabilities	$	107,917,741

Other information related to operating leases as of December 31, 2020 was as follows:

Weighted average remaining lease term:	6 years
Weighted average discount rate:	2.92%

11. Commitments and Contingencies

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *Contingencies*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2020, a reserve for litigation of $385,000 is included in other liabilities on the Consolidated Statement of Financial Condition.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2020, the Company has contributed $5,069,129 as an investment and is committed to an additional $48,000. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute the additional committed capital with no resulting investment value.

12. Commitments and Contingencies (continued)

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to December 31, 2020, such transactions settled with no material effect on the consolidated financial statement as of that date.

The Company has outstanding commitments, which the Company estimates to be approximately $48,148,700 to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets during the year.

12. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statement at December 31, 2020, at the fair values of the related securities, and will incur a loss if the fair values of the securities increases subsequent to December 31, 2020.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits of $250,000 per bank.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.
The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

12. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2020, the Company had utilized $190,402,945 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

13. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or seven years. The participants' balances change based on a variable rate of return. At December 31, 2020, Corporate Owned Life Insurance (COLI) was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $100,720,115. The Company also holds additional COLI policies to insure key financial advisors, which are also carried at the cash surrender value of the underlying policies of $46,523,609.

14. Related Party Transactions

During the year, the Company entered into transactions with Penn Mutual to provide annuity and insurance contracts to its customers as part of its normal course of business.

The Company utilizes Penn Mutual's internal audit, tax and executive oversight departments. At December 31, 2020, a payable of $221,250 is included in other liabilities on the Consolidated Statement of Financial Condition related to services provided by Penn Mutual.

The Company has shared vendors with Penn Mutual. The Company pays the vendors and invoices Penn Mutual for their share. At December 31, 2020, a receivable from Penn Mutual of $7,248 is included in other assets on the Consolidated Statement of Financial Condition.

The Company pays interest quarterly on the Notes to Penn Mutual (see Note 5). As of December 31, 2020, interest payable of $8,688,889 is included in other liabilities on the Consolidated Statement of Financial Condition.

15. Subsequent Events

In accordance with ASC 855, *Subsequent Events*, we evaluate subsequent events that occurred after the Consolidated Statement of Financial Condition date but before the financial statement has been issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the Consolidated Statement of Financial Condition, including the estimates inherent in the process of preparing the consolidated financial statement, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the Consolidated Statement of Financial Condition but arose after that date. The Company evaluated subsequent events through February 23, 2021, the date the consolidated financial statement was available to be issued. Based on the evaluation the Company did not identify any recognized subsequent events that would have required adjustment to the consolidated financial statement.

Supplemental Information

Schedule I

Janney Montgomery Scott LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Net capital:		
Total member's equity		$ 154,577,881
Add:		
Subordinated borrowings allowable in computation of net capital		410,000,000
Total capital and subordinated borrowings		564,577,881
Deductions and/or charges:		
Non-allowable assets:		
Employee loans and advances	191,348,445	
Goodwill and intangible assets	82,750,201	
Deferred tax asset	27,069,436	
Furniture, equipment, and leasehold improvements	23,000,522	
Receivable from customers	420,533	
Other investments	8,063,178	
Investments in subsidiaries, partnerships, and affiliates	10,623,726	
Other assets	26,362,773	
		369,638,814
Aged fails-to-deliver		300,390
Aged short security differences and unconfirmed transfers in excess of 40 calendar days		126,464
Other deductions and/or charges		1,040,293
Total deductions and/or charges		371,105,961
Net capital before haircuts on securities positions		$ 193,471,920

Janney Montgomery Scott LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2020

Haircuts on securities positions:	
Trading and investment securities	$ 11,499,428
Total haircuts on securities positions	11,499,428
Net capital	181,972,492
Computation of net capital requirement:	
2% of aggregate debit items (or $1,000,000 if greater) as shown in formula for reserve requirements	12,971,067
Excess net capital	$ 169,001,425
Net capital percentage	28.06%

The above computation does not materially differ from the Computation of Net Capital under Rule 15c3-1 in the December 31, 2020 FOCUS Report filed as of January 27, 2021.